

Mail Stop 3720

October 22, 2015

Saul Backal
Chief Executive Officer
Meganet Corporation
2510 E. Sunset Rd. Unit 5-777
Las Vegas, NV 89120

> **Re: Meganet Corporation**
> **Form 10-K for Fiscal Year Ended March 31, 2015**
> **Filed September 3, 2015**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2015**
> **Filed September 22, 2015**
> **File No. 333-176256**

Dear Mr. Backal:

We issued comments to you on the above captioned filing on September 24, 2015. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by **November 5, 2015**.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Justin Kisner, Attorney-Adviser, at (202) 551-3788, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications